Form 51–102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2.	Date of Material Change

November 14, 2019

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on November 14, 2019 and filed on SEDAR under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

The Company announced that it has provided notice to all holders of the Company’s CAD$230 million 5% unsecured, convertible debentures due March 9, 2020 (the “Debentures”) of an opportunity to voluntarily convert their Debentures at a temporarily amended early conversion ratio (the “Amended Early Conversion Ratio”) during the period commencing on November 18, 2019 and ending at 5:00 p.m. (Toronto time) on November 20, 2019.

The Amended Early Conversion Ratio will be determined using an amended early conversion price, which will represent a 6% discount to the 5 day average daily volume weighted average trading price of the common shares of the Company on the Canadian and U.S. stock exchanges on a forward-looking basis, as outlined in the indenture dated March 9, 2018, as supplemented by a first supplemental indenture dated November 14, 2019, between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the Debentures (the “Indenture”), which has been filed under the Company’s profile on SEDAR at www.sedar.com.

In accordance with the terms of the Indenture and concurrently with the news release dated November 14, 2019, the Company has provided the Trustee with a notice of the Amended Early Conversion Ratio.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Glen Ibbott, CFO

Telephone: 1-855-279-4652

Item 9.	Date of Report

November 22, 2019

November 14, 2019	NYSE | TSX : ACB

Aurora Cannabis Announces Temporary Amended Early Conversion Privilege for its 2020 Convertible Debentures

Secures Commitment of Investors Holding Approximately $155 million of Debentures to Covert

TORONTO, ON – Thursday, November 14, 2019 - Aurora Cannabis Inc. (“Aurora” or the “Company”) (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, announced today that it has provided notice to all holders (the “Debentureholders”) of the Company’s CAD$230 million 5% unsecured, convertible debentures due March 9, 2020 (the “Debentures”) of an opportunity to voluntarily convert their Debentures at the Amended Early Conversion Ratio (as defined herein).

All Debentureholders will be able to convert their Debentures at the Amended Early Conversion Ratio during the period commencing on November 18, 2019 and ending at 5:00 p.m. (Toronto time) on November 20, 2019 (the “Early Conversion Period”). The Amended Early Conversion Ratio will be determined using an amended early conversion price (the “Amended Early Conversion Price”), which will represent a 6% discount to 5 day volume weighted average trading price (the “VWAP”) of the common shares of the Company (the “Common Shares”) on the Canadian and U.S. stock exchanges, as outlined in the indenture dated March 9, 2018, as supplemented by a first supplemental indenture, between the Company and Computershare Trust Company of Canada (the “Trustee”) governing the Debentures (the “Indenture”), which has been filed under the Company’s profile on SEDAR at www.sedar.com. The VWAP will be measured utilizing volumes and prices on both the Canadian and U.S. stock exchanges.

Lock-Up Support

Aurora has secured the commitment of investors holding approximately $155 million face value of Debentures to convert their Debentures at the Amended Early Conversion Ratio.

Exchange Details & Benefits

A Debentureholder who elects to convert their Debentures during the Early Conversion Period will receive the following per each $1,000 principal amount of Debentures submitted:

(i)

all Common Shares contractually due under the temporarily amended early conversion ratio equal to $1,000 principal amount of Debentures divided by the Amended Early Conversion Price per $1,000 principal amount of such Debentureholder’s Debentures (the “Amended Early Conversion Ratio”),

(ii)

accrued and unpaid interest from the last interest payment date, being June 30, 2019, to, but excluding, November 25, 2019, payable in cash, and (iii) future unpaid interest from November 25, 2019, to, but excluding, the date of maturity of the Debentures, being March 9, 2020, payable in cash.

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Any Debentureholder who converts their Debentures during the Early Conversion Period by 5:00 p.m. (Toronto time) on November 18, 2019 will receive the Common Shares due under the Amended Early Conversion Ratio under an alternate settlement process as described in the Supplemented Indenture.

In accordance with the terms of the Indenture and, concurrently with this news release, the Company has provided the Trustee with a notice of the Amended Early Conversion Ratio (the “Notice”). As set out in the Notice, the Company’s Board of Directors has approved the Amended Early Conversion Ratio applicable to the Debentures during the Early Conversion Period. The Amended Early Conversion Ratio during the Early Conversion Period will not affect the rights of those Debentureholders who do not convert their Debentures prior to the expiry of the Early Conversion Period.

The Company will issue a press release on November 22, 2019 after the close of trading of the stock exchanges, confirming the Amended Early Conversion Price and the Amended Early Conversion Ratio.

Terry Booth, CEO of Aurora, stated: “The early conversion program provides Debentureholders with a meaningful incentive to convert early and we are very pleased to have the institutional support to ensure meaningful participation.”

Board Recommednation

The Company’s Executive Committee and its Board of Directors believe the Amended Early Conversion Ratio is in the best interest of the Company’s shareholders as it will provide maximum balance sheet flexibility. Aurora has significant financial flexibility under its various financial facilities to finance any remaining Debentures that mature in 2020.

Debentureholders who do not convert their Debentures during the Early Conversion Period will not be entitled to the benefit of the Amended Early Conversion Ratio and will not receive the Common Shares issuable upon conversion of the Debentures, or up front payment of interest to maturity. For clarity, Debentureholders who do not convert their Debentures during the Early Conversion Period will retain their full rights under the Indenture including conversion right and entitlement to interest, as outlined under the Indenture.

The TSX has conditionally approved the Amended Early Conversion Ratio, the Amended Early Conversion Price and the listing of the additional Common Shares issuable upon conversion of the Debentures at the Amended Early Conversion Price. Listing of these securities is subject to the Company fulfilling standard TSX listing requirements.

Debentureholders are urged to contact their brokers well in advance of the expiry of the Early Conversion Period.

Debentureholder Contact

The Company has retained Laurel Hill Advisory Group (“Laurel Hill”) as solicitation agent. Debentureholders may contact Laurel Hill toll-free in North America at 1.877.452.7148 or collect outside North America at 1.416.304.0211 or by email at assistance@laurelhill.com.

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Prior to the commencement of the Early Conversion Period, the Company reserves the right to withdraw the Notice and the Amended Early Conversion Ratio should market conditions materially deteriorate.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world’s largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora’s facilities is built to meet European Union Good Manufacturing Practices (“EU GMP”) standards. Certification has been granted to Aurora’s first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard. In addition to the Company’s rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco–Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora’s Common Shares trade on the TSX and NYSE under the symbol “ACB”, and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO

Aurora Cannabis Inc.

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Further information

For Media:	For Investors:
Laura Gallant	Rob Kelly
+1.437.992.8429	+1.647.331.7228
laura.gallant@auroramj.com	rob.kelly@auroramj.com

Forward looking statements

This news release includes statements containing certain “forward-looking information” within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management’s experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition and other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated September 10, 2019 (the “AIF”) and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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